Exhibit 11
                          COMPUTATION OF LOSS PER SHARE
                                   (Unaudited)



Weighted average shares outstanding
   Common Stock                          19,399,391     18,016,873
   Common Stock Equivalents                     -0-            -0-
                                        -----------    -----------

Weighted average common shares
   And equivalents                       19,399,391     18,016,873
                                                       ===========

Net loss                                   (911,801)      (790,196)

Preferred stock dividends                   (35,419)           -0-
                                        -----------    -----------

Loss available to common stockholders      (947,220)      (790,196)
                                        ===========    ===========

Loss per share:
   Basic                                      (0.05)         (0.04)
   Diluted                                    (0.05)         (0.04)